PROSPECT CAPITAL CORPORATION

10 East 40th Street, 44th Floor

New York, New York 10016

September 16, 2011

VIA EDGAR

Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospect Capital Corporation
Preliminary Proxy Statement Filed on August 30, 2011

Dear Mr. Greene:

We are in receipt of  oral comments provided by you on September 8, 2011 regarding Prospect Capital Corporation’s (the “Company”) preliminary proxy statement filed on August 30, 2011.

We have considered your comments and have made the responses and amendments to the Company’s proxy statement discussed below.  For ease of reference, we have included your comments below followed by our responses.  In addition, we confirm to you that the Company’s 2011 proxy statement is substantially similar to the Company’s 2010 proxy statement.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Comments

Comment 1:         Please conform font size to SEC requirements.

Response:  We have increased the font size to 10 pt. where applicable.

Comment 2:         On page 1 in the bold type, please amend the statement to only refer to one director nominee.

Response:  We have amended the statement accordingly.

Comment 3:         Please revise the sentence on page 26 of the Proxy Statement so that the Company would not be “required” to utilize a rights offering.

Response: We have revised the disclosure as requested.  The sentence now reads as follows:

In addition, if we are not successful with this proposal, we may utilize a rights offering in order to access the equity markets if we trade below NAV per share.

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If you have any questions or comments or require any additional information in connection with the above, please telephone Richard Prins at (212) 735-2790 or Steven Grigoriou at (212) 735-2482.

Sincerely,

Prospect Capital Corporation

/s/ Brian H. Oswald
Name: Brian H. Oswald
Title: Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary